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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2021
Washington DC
406

SEC FILE NUMBER
8-24784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Boulevard
(No. and Street)

(City) (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Werbner (305) 393-0076
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Norman Werbner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tara L. Morris
Notary Public
State of Florida
Comm# HH069922
Expires 12/27/2024

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certigroup, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2020

Contents

Certigroup, Inc.

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director and Shareholder of Certigroup, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Certigroup, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond PLLC

China Spring, Texas
March 2, 2021

We have served as the Certigroup, Inc.'s auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Certigroup, Inc.

Financial Statements

For the year ended December 31, 2020

Certigroup, Inc.
Statement of Financial Condition
For the year ended December 31, 2020

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$16,840
Accounts Receivable	8,915
NON-CURRENT ASSETS:	
Investments in certificates of deposit	431,265
TOTAL ASSETS	$457,020

LIABILITIES AND EQUITY

LIABILITIES:	
Subordinated Debenture Payable to Stockholder	$350,000
TOTAL LIABILITIES	$350,000
STOCKHOLDER EQUITY:	
Common Stock	10,000
Retained Earnings	
TOTAL STOCKHOLDER EQUITY	$ 97,020
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$457,020

The accompanying notes are an integral part of these financial statements

Certigroup, Inc.
Statement of Operations
For the year ended December 31, 2020

Revenues:	
Management Income	$121,570
Commissions earned	4,585
Interest Income	7,179
Total Revenue	$133,334
Operating Expenses:	
Interest Expense	63,000
Occupancy	3,600
Other Operating Expenses	51,462
Total Operating Expenses	$118,062
Operating Income	$15,272
Net Income	$15,272

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Cash Flows
For the Year-Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 15,272
Decrease in Accounts Receivable	2,094
Decrease in Prepaid Interest	400
Net Cash Provided by Operating Activities	17,766
CASH FLOWS FROM INVESTING ACTIVITIES	
Interest Recognized on Certificates of Deposit	13,241
Net Cash (Used In) Investing Activities	13,241
CASH FLOWS FROM FINANCING ACTIVITIES	
Decrease in Loans Payable	(20,000)
Distribution to Shareholder	(10,000)
Net Cash (Used in) Financing Activities	(30,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,007
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	15,833
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,840

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2020

Common Stock		
Beginning of Year (100,000 shares at par value $.10 per share)	$	10,000
Changes during Year		-0-
Common Stock End of Year		10,000
Retained Earnings		
Beginning of Year	$	91,748
Plus Net Income		15,272
Less Distribution		(10,000)
Retained Earnings End of Year		97,020
Total Stockholder's Equity End of Year	$	107,020

The accompanying notes are an integral part of these financial statements.

Certigroup, Inc.
Statement of Changes in Subordinated Liabilities
For the Year-Ended December 31, 2020

Subordinated Liabilities at January 01, 2020:		$350,000
Additions:	$	-0-
Reductions:	$	-0-
Subordinated Liabilities at December 31, 2020:		$350,000

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

The Company was incorporated under the laws of the State of Texas on February 28, 1980 under the name of Norman Werbner Investments, Inc. The Company changed its name effective January 13, 1998 to Certigroup, Inc. The Company's primary source of revenue is from the placement of certificate of deposits and the management of portfolios.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable
The Company records an allowance for uncollectible accounts receivable when management determines that full collection may be doubtful. Management is not aware of any significant concentrations of credit or market risk related to accounts receivable or other financial instruments reported in these financial statements. Management has determined that no allowance for doubtful accounts is required at December 31, 2020.

Government and Other Regulation
The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15(c) 3-1) which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures
Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the asset accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its bank account at one financial institutions. This account is insured by the Federal Deposit Insurance Corporation up to

$250,000. At December 31, 2020, the Company had no deposits in excess of federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Revenue Recognition

The Company recognizes revenue from management fees, commissions earned, and interest as the income is earned.

Fair Value of Financial Instruments

The financial position of the Company at December 31, 2020 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.
The carrying amounts of the Company's financial instruments generally approximate their fair values at December 31, 2020.

Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholder is responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2020.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs"). Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance

obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of agreements with financial institutions to provide for the investing of financial institutions' funds into non-negotiable certificates of deposit issued by other financial institutions and receive compensation based on the value of assets invested. The company receives a fixed percentage of the monthly average of total value of the portfolio. The company recognizes revenue as of the end of each month in the amount of the contractual amount due for the services during that month. Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE 4. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $250,000. At December 31, 2020, the Company's net capital was $433,104, which was $183,104 in excess of its required net capital of $250,000. At December 31, 2020, the Company's net capital ratio (which is Aggregate Indebtedness divided by Allowable Net Capital) was 0.00 to 1.

NOTE 5. FAIR VALUE MEASUREMENTS

The carrying amounts reported in the accompanying statement of financial condition for cash and cash equivalents, investments in certificates of deposit, and accounts receivable approximate fair value due to the short-term nature of these accounts.

In accordance with generally accepted accounting principle (GAAP), fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability.

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted market prices included within Level 1 that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.
Certificates of Deposit owned at December 31, 2020, as shown in the accompanying financial statements are valued at original principal as of the purchase/renewal date plus interest earned since the purchase/renewal date less any interest received on the Certificate of Deposit. The valuation of the Certificates of Deposit approximate the fair value at December 31, 2020. Accordingly, these securities are generally categorized in level 2 of the fair value hierarchy.

NOTE 6. ACCOUNTS RECEIVABLE

Accounts receivable as of December 31, 2020 are as follows:

Fees receivable from customers	$ 8,915

Fees receivable due from customers are uncollateralized earned fees arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for doubtful accounts considered necessary.

NOTE 7. FURNITURE AND FIXTURES, NET

	Estimated Useful Lives (Years)	
Furniture and fixtures	5	$ 4,950
Less: accumulated depreciation		4,950
Furniture and fixtures, net		$ -0-

Depreciation expense amounted to $0.00 for the year ended December 31, 2020.

NOTE 8. RELATED PARTY RENT

The Company is presently renting storage space from the sole stockholder under a month to month lease. Current rental is $300 per month.

Rent expense for the year ended December 31, 2020 amounted to $3,600.

NOTE 9. OTHER MATTERS

Management fees which comprise 91% of total revenues are from one customer under an agreement dated February 2004. This agreement can be terminated by either party with 90 days written notice.

NOTE 10. SUBORDINATED LOANS PAYABLE

On June 17, 1998, Norman Werbner, the sole stockholder and President of the Company, entered into a subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner

loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement. On November 4, 2016, with the approval of the proper regulatory authorities, the maturity date was extended until December 31, 2020. According to an automatic extension agreement that was agreed to by FINRA on November 4 2016, unless the lender notifies FINRA thirteen months prior to the maturity of the subordinated debenture to the contrary, the maturity of the subordinated debenture will be extended automatically for an additional year. Since no such notice had been given as of December 1, 2020, the maturity date of the subordinated debenture is now December 31, 2022. Interest on this subordinated debenture is
18% per annum and is payable monthly.

On November 29, 2004, Mr. Werbner entered into an additional subordinated loan agreement for the equity capital of the Company, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. On November 4, 2016, with the approval of the proper Regulatory authorities, the maturity date was extended until December 31, 2020. According to an automatic extension agreement that was agreed to by FINRA on November 4, 2016, unless the lender notifies FINRA thirteen months prior to the maturity of the subordinated debenture to the contrary, the maturity of the subordinated debenture will be extended automatically for additional one-year periods. Since no such notice had been given as of December 1, 2020, the maturity date of the subordinated debenture is now December 31, 2022. Interest on this subordinated loan is 18% per annum and is payable monthly.

NOTE 11. RELATED-PARTY TRANSACTIONS

On November 12, 2012, the Company entered into a marketing agreement with an affiliated entity, whereby the Company agreed to pay for certain expenses for the development of a certain product owned by the affiliate in exchange for potential future revenues to be generated by the sales of this product. The agreement provides for the Company to receive certain sums plus reimbursement of expenses based on revenues generated by sales of this product. As of December 31, 2020, no revenues have been generated by the sale of this product. During the year ended December 31, 2020, the Company incurred expenses for legal fees and engineering costs totaling $5,975, which are included in the Company's statement of operations in the caption "Other Operating Expenses". The Company can elect not to pay future development costs, in which case, it would forfeit its rights to future payments to be received under this agreement.

The Company pays to the sole stockholder and President an amount equal to 25% of the costs that the stockholder incurs as a result of ownership of a condominium property located at 8302 Gulf of Mexico Blvd., Marathon, Florida. Said payments are pursuant to an agreement between the Company and the sole stockholder permitting the Company to use approximately 25% of the floor space of the condominium for the Company's operations. Said incurred costs include, but are not limited to assessments by the condominium board for regular and special assessments. Said assessments are deemed as Repair Expense and are included in the Statement of Operations as part of Other Operating Expenses. During the period January 1, 2020 to December 31, 2020, the Repair Expense paid by the Company to the shareholder was $24,688.

See also Note 8 for related party rent payments and Note 10 for subordinated notes payable to the sole stockholder and President of the Company.

Note 12. CERTIFICATES OF DEPOSIT

The Company holds the following certificates of deposit recorded at fair value:

Issue date	maturity date	interest rate	value at 12/31/2020
10/6/2020	4/6/2022	0.55%	$100,130
8/10/2020	8/10/2021	0.20%	$125,098
5/15/2020	5/15/2021	0.50%	$200,630
5/9/2020	5/9/2023	0.75%	$ 5,407
TOTALS			$431,265

NOTE 13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 05, 2021 the date the financial statements were available to be issued.

Certigroup, Inc.
<u>Supplementary Computations</u>
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity	$ 107,020
Allowable Additions (SubLoans, etc.)	$ 350,000
Non-Allowable Assets	$ 8,915
Haircuts on Securities Positions	
Securities Haircuts	$ 2,581
Undue Concentration Charges	$ -
Allowable Net Capital	$ 445,524

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$ 250,000
Net Capital Requirement	$ 250,000
Excess Net Capital	$ 195,524

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ -
Percentage of Aggregate Indebtedness to Net Capital	0.00%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2020	$ 433,105
Adjustments:	
Increase (Decrease) in Equity due to rounding	$ -
(Increase) Decrease in Non-Allowable Assets	$ -
(Increase) Decrease in Securities Haircuts	$ 12,419
(Increase) Decrease in Undue Concentration Charges	$
Net Capital per Audit	$ 445,524
Reconciled Difference	$ -

Certigroup, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. On December 31, 2020, the Company had net capital of $445,524 which was $195,524 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 00.00%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3(k)2(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Certigroup, Inc.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Norman Werbner
Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

Dear Norman Werbner:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Certigroup, Inc. identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Certigroup, Inc. stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Certigroup, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Certigroup, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
March 2, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Certigroup, Inc.

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

Certigroup, Inc.
8302 Gulf of Mexico Blvd.
Marathon, FL 33050

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Certigroup, Inc.:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3,
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,
3. We have no exceptions to report this fiscal year.

Regards,

Norman Werbner
President
Certigroup, Inc.